SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
TOREADOR RESOURCES CORPORATION
(Name of Subject Company and Filing Persons (Issuer))
5.00% Convertible Senior Notes due 2025
(Title of Class of Securities)
891050AA4
891050AB2
(CUSIP Number of Class of Securities)
Craig M. McKenzie
Chief Executive Officer
Toreador Resources Corporation
13760 Noel Road, Suite 1100
Dallas, TX 75240-1383
214-559-3933
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
Copies to:

Laurent Faugérolas Willkie Farr & Gallagher LLP 21-23 rue de la Ville l’Evêque 75008 Paris, France	Jon J. Lyman Willkie Farr & Gallagher LLP Citypoint, 1 Ropemaker Street London EC2Y 9HT United Kingdom
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,385,000	$2,309.05

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.00% Convertible Senior Notes due 2025 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of August 30, 2010, there was $32,385,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $32,385,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with the filing by Toreador Resources Corporation of the original Schedule TO.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,309.05 Form or Registration No.: Schedule TO	Filing Party: Toreador Resources Corporation Date Filed: September 2, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Items 1 through 9.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.B

INTRODUCTORY STATEMENT
This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO filed by Toreador Resources Corporation, a Delaware corporation (“Toreador” or the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 5.00% Convertible Senior Notes due 2025 (the “Notes”) to require the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 2, 2010 (the “Company Notice”), and the related notice materials filed as exhibits to the originally filed Schedule TO.
This Amendment No. 1 is being filed by the Company to amend certain provisions of the Company Notice, as set forth in the Supplement to Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 13, 2010 (the “Supplement”).
Items 1 through 9.
As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Schedule TO. The Supplement should be read in conjunction with the Company Notice. Except for the changes described in the Supplement, all other terms of the Company Notice remain the same.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)*	Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 2, 2010.

(a)(1)(B)	Supplement to Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 13, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 27, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form S-3 filed on November 10, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on September 2, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2010	Toreador Resources Corporation
	By:	/s/ Craig M. McKenzie
		Name:	Craig M. McKenzie
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)*	Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 2, 2010.

(a)(1)(B)	Supplement to Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 13, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 27, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form S-3 filed on November 10, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on September 2, 2010.